Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-158781 on Form S-3 of Continental Airlines, Inc. of our report dated February 25, 2010, except for Note 2 (Reclassifications) and Note 10, as to which the date is February 22, 2011, relating to the consolidated financial statements and financial statement schedule of United Air Lines, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to retrospective reclassifications of revenue and expenses in its statements of consolidated operations and an explanatory paragraph relating to a change in reportable segments) appearing in the Current Report on Form 8-K of Continental Airlines, Inc. dated March 8, 2012, and to the reference to us under the heading “Experts” in the Prospectus Supplement, which is part of the Registration Statement.

/s/ Deloitte & Touche LLP
Chicago, Illinois March 7, 2012